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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Digital Lifestyles Group, Inc.

(Name of Issuer)

Common Stock, $.03 par value

(Title of Class of Securities)

[Insert CUSIP Number]

(Cusip Number)

John Joseph Gorman
2700 Via Fortuna, Suite 400
Austin, Texas 78746

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [Insert CUSIP Number]			Page 2 of 7

1.	Name of Reporting Person: John Joseph Gorman and Tamra I. Gorman		I.R.S. Identification Nos. of above persons (entities only): [Insert Social Security Number]

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,611,271 (A)

		8.	Shared Voting Power: 6,011,558 (B)

		9.	Sole Dispositive Power: 3,611,271 (A)

		10.	Shared Dispositive Power: 6,011,558 (B)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,622,829(C)(D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.2%

14.	Type of Reporting Person (See Instructions): IN

(A) Mr. Gorman has sole voting and dispositive power with respect to (i) 2,407,514 shares held directly by him and (ii) a Warrant to purchase 1,203,757 shares of Common Stock of the Issuer held directly by him.

(B) Mr. Gorman and his spouse, Tamra I. Gorman share voting and dispositive power with respect to (i) 1,445,086 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 1,445,086 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Westech Capital Corporation has voting and dispositive power with respect to a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer, which is held by Westech Capital Corporation. Westech Capital Corporation and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 450,865 shares of Common Stock of the Issuer, which are held by Tejas Securities Group, Inc. and a Warrant to purchase 225,443 shares of Common Stock of the Issuer, which is held by Tejas Securities Group, Inc.

(C) Mr. Gorman has sole voting and dispositive power with respect to (i) 2,407,514 shares held directly by him and (ii) a Warrant to purchase 1,203,757 shares of Common Stock of the Issuer held directly by him. Mr. Gorman and his spouse Tamra I. Gorman share voting and dispositive power with respect to (i) 1,445,086 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 1,445,086 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Westech Capital Corporation has voting and dispositive power with respect to a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer, which is held by Westech Capital Corporation. Westech Capital Corporation and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 450,865 shares of Common Stock of the Issuer, which are held by Tejas Securities Group, Inc. and a Warrant to purchase 225,443 shares of Common Stock of the Issuer, which is held by Tejas Securities Group, Inc.

(D) Mrs. Gorman may be deemed to beneficially own the shares of Common Stock which Mr. Gorman is deemed to beneficially own.

SCHEDULE 13D

     This Schedule 13D is being filed with the Securities Exchange Commission on behalf of John Joseph Gorman (“Mr. Gorman”) and Tamra I. Gorman (“Mrs. Gorman”), relating to Common Stock of Digital Lifestyles Group, Inc., a Delaware corporation (the “Issuer”) in connection with a private placement transaction that occurred on September 9, 2004.

Item 1. Security and Issuer

     This Schedule 13D relates to the Common Stock, $.03 par value (“Common Stock”), of the Issuer. The Issuer has its principal executive offices at 1001 S. Capital of Texas Highway, Building I, Suite 400, Austin Texas 78746.

Item 2. Identity and Background

     (a) John Joseph Gorman and Tamra I. Gorman

     (b) The business address of Mr. Gorman and Mrs. Gorman is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

     (c) Mr. Gorman is the Chairman of the Board of Westech Capital Corporation. Mrs. Gorman is Mr. Gorman’s wife.

     (d) Mr. Gorman and Mrs. Gorman have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Gorman and Mrs. Gorman have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) Mr. Gorman and Mrs. Gorman are citizens of the United States.

Item 3. Source and Amount of Funds

     The source of the funds used to acquire the shares of Common Stock and warrants to purchase Common Stock (“Warrant”) held by Mr. Gorman and the Ryleigh Gorman Trust and the John Joseph Gorman V Trust (collectively, the “Trusts”) were their personal funds. The shares of Common Stock and Warrants held by Westech Capital Corporation (“Westech”) and Tejas Securities Group, Inc. (“Tejas”) were received as compensation for the placement of the Issuer’s securities.

Item 4. Purpose of the Transaction

     Mr. Gorman and Mrs. Gorman acquired the Common Stock beneficially owned by them for investment purposes. Westech acquired the Common Stock directly owned by it for investment purposes. Tejas acquired the Common Stock beneficially owned by it for investment purposes.

     Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those numerated above.

Item 5. Interest in Securities of the Issuer

     (a) As of September 9, 2004, Mr. Gorman beneficially owned in the aggregate 9,622,829 shares of Common Stock (including (i) a Warrant to purchase 1,203,757 shares of Common Stock held by Mr. Gorman directly and Warrants to purchase 1,445,086 shares of Common Stock held by the Trusts and (ii) 450,867 shares of Common Stock and a Warrant to purchase 225,433 shares Common Stock beneficially owned by Tejas and a Warrant to purchase 1,000,000 shares of Common Stock beneficially owned by Westech that Mr. Gorman may be deemed to beneficially own), which represents 23.2% of the Issuer’s outstanding Common Stock.

     (b) Mr. Gorman has sole voting and dispositive power with respect to (i) 2,407,514 shares held directly by him and (ii) a Warrant to purchase 1,203,757 shares of Common Stock of the Issuer held directly by him.

     Mr. Gorman and Mrs. Gorman share voting and dispositive power with respect to (i) 1,445,086 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 1,445,086 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 722,543 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

     Mr. Gorman beneficially owns approximately 58% of the common stock of Westech Capital Corporation and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corporation. Westech Capital Corporation has voting and dispositive power with respect to a Warrant to purchase 1,000,000 shares of Common Stock of the Issuer, which is held by Westech Capital Corporation. Westech Capital Corporation and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 450,865 shares of Common Stock of the Issuer, which are held by Tejas Securities Group, Inc. and a Warrant to purchase 225,443 shares of Common Stock of the Issuer, which is held by Tejas Securities Group, Inc

     The filing of this Schedule 13D shall not be construed as an admission that Mr. Gorman and Mrs. Gorman are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Warrant to purchase 1,000,000 shares of Common Stock beneficially owned by Westech or any of the 450,867 shares of Common Stock or the Warrant to purchase 225,433 shares of Common Stock beneficially owned by Tejas.

     Except as described in Items 3 and 4 above, Mr. Gorman and Mrs. Gorman have not engaged in any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

     (c) Not Applicable.

     (d) Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable.

Item 7.Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated September 20, 2004 among Mr. Gorman and Mrs. Gorman.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2004

By:	/s/ John Joseph Gorman John Joseph Gorman
By:	/s/ Tamra I. Gorman Tamra I. Gorman